Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-197577

Issuer Free Writing Prospectus, dated February 12, 2015

Lockheed Martin Corporation

Pricing Term Sheet

February 12, 2015

	2.90% Notes due 2025	3.60% Notes due 2035	3.80% Notes due 2045

Issuer:	Lockheed Martin Corporation	Lockheed Martin Corporation	Lockheed Martin Corporation

Security Type:	Senior Unsecured	Senior Unsecured	Senior Unsecured

Trade Date:	February 12, 2015	February 12, 2015	February 12, 2015

Settlement Date (T+5)**:	February 20, 2015	February 20, 2015	February 20, 2015

Interest Payment Dates:	March 1 and September 1, commencing on September 1, 2015	March 1 and September 1, commencing on September 1, 2015	March 1 and September 1, commencing on September 1, 2015

Expected Ratings*:	Baa1/A-/A-	Baa1/A-/A-	Baa1/A-/A-

Size:	$750,000,000	$500,000,000	$1,000,000,000

Maturity:	March 1, 2025	March 1, 2035	March 1, 2045

Coupon:	2.90% per annum, accruing from February 20, 2015	3.60% per annum, accruing from February 20, 2015	3.80% per annum, accruing from February 20, 2015

Price to Public:	99.714% of face amount, plus accrued interest, if any, from February 20, 2015	99.138% of face amount, plus accrued interest, if any, from February 20, 2015	98.920% of face amount, plus accrued interest, if any, from February 20, 2015

Yield to maturity:	2.933%	3.661%	3.861%

Spread to Benchmark Treasury:	+95 basis points	+110 basis points	+130 basis points

Benchmark Treasury:	2.250% due November 15, 2024	3.125% due August 15, 2044	3.125% due August 15, 2044

Benchmark Treasury Price and Yield:	102-11+ / 1.983%	111-20 / 2.561%	111-20 / 2.561%

Optional Redemption:	Prior to December 1, 2024 (three months prior to the maturity date), callable at the greater of (a) 100% of the principal amount and (b) the make-whole price of T+15 basis points	Prior to September 1, 2034 (six months prior to the maturity date), callable at the greater of (a) 100% of the principal amount and (b) the make-whole price of T+20 basis points	Prior to September 1, 2044 (six months prior to the maturity date), callable at the greater of (a) 100% of the principal amount and (b) the make-whole price of T+20 basis points

	Callable at par on or after December 1, 2024	Callable at par on or after September 1, 2034	Callable at par on or after September 1, 2044

CUSIP #:	539830 BE8	539830 BC2	539830 BD0

ISIN #:	US539830BE89	US539830BC24	US539830BD07

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	ANZ Securities, Inc. Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

RBC Capital Markets, LLC RBS Securities Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Drexel Hamilton, LLC Lebenthal & Co., LLC Loop Capital Markets LLC The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The issuer expects that delivery of the notes will be made to investors on or about February 20, 2015, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in the prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co., toll free, at 1-866-471-2526, J.P. Morgan Securities LLC, at 1-212-834-4533 or Morgan Stanley & Co. LLC, toll free at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Lockheed Martin Corporation on February 12, 2015 relating to its prospectus dated July 23, 2014.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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